UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.                                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.                                      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.

225 South Main Avenue

Sioux Falls, South Dakota 57104

REQUIRED INFORMATION

Item 4               Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.

Retirement Savings Plan

Financial Statements

June 30, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

HF Financial Corp. Retirement Savings Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended June 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2010 and 2009, and the changes in its net assets available for benefits for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fargo, North Dakota

December 2, 2010

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30, 2010 and 2009

	2010	2009

ASSETS
Investments (Note 3):
Participant directed:
Collective investment funds	$7,760,639	$146,487
Participant loans	36,996	35,034
Unitized stock fund	806,716	—
HF Financial Corp. common stock	—	901,720
Mutual funds	—	5,856,843
Money market mutual funds	—	398,054
Total participant directed investments	8,604,351	7,338,138

Employer receivables (401(k) matching)	82,590	74,156
Total Assets	8,686,941	7,412,294

LIABILITIES
Accounts payable	2,833	3,269

Net Assets Available for Benefits, at fair value	8,684,108	7,409,025

Adjustments from fair value to contract value for Fully benefit-responsive stable value funds	35,566	(588)

Net Assets Available for Benefits	$8,719,674	$7,408,437

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2010

Additions to net assets attributed to:
Investment income (loss):
Net appreciation in fair value of investments (Note 3)	$472,225
Dividends and interest	104,317
576,542

Contributions:
Employer	351,235
Participants	931,296
Rollover	100,438
1,382,969

Total additions (decreases)	1,959,511

Deductions from net assets attributed to:
Benefits paid to participants	612,272
Trustee and accounting fees	37,223

Total deductions	649,495

Net increase/(decrease) before transfers	1,310,016

Transfer in from HF Financial Corp. Employee Stock Ownership Plan for ESOP Diversification	1,221

Net increase/(decrease) after transfers	1,311,237

Net assets available for benefits:
Beginning of year	7,408,437

End of year	$8,719,674

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.                                     Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2007, the ESOP portion of the Retirement Savings Plan was spun-off and a new plan created, HF Financial Corp. Employee Stock Ownership Plan, a non-participant-directed Plan.  Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted for the Retirement Savings Plan.  Effective April 15, 2010, a non-standardized prototype cash or deferred profit sharing plan sponsored by Retirement Direct, LLC was adopted.

The Plan is administered by the Plan Administrative Committee comprised of up to five persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Effective February 17, 2010, Home Federal Bank, as Trustee, contracted with First Mercantile Trust Company to perform recordkeeping and custodial tasks for the Plan and the Plan’s investment assets were transferred to investment options offered by First Mercantile Trust Company.  Retirement Direct continues to be the third party administrator.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21.  Employees are eligible for other benefits of the Plan on the first day of the quarter after completing 6 months of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the Plan for the year ended June 30, 2010.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.                                     Plan Description and Amendments (continued)

Participant accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.  Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as their eligible compensation bears to the total compensation of all eligible participants.  The amount of non-vested employer matching balances to be allocated to eligible participants as of June 30, 2010 equaled $4,885.    The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2009 equaled $8,409.

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy. A terminated participant with a vested balance of less than $1,000 may be automatically paid out by the Plan upon termination.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.  Interest rates as of June 30, 2010 ranged from 4.25% - 9.00%.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.                                     Plan Description and Amendments (continued)

Voting rights: Each participant owning HF Financial Corp common stock, including stock held in the unitized stock fund, is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 2.                                     Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is accrued on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as those held during the year.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan.  Legal fees incurred by the Plan for the year ended June 30, 2010 have been paid by the Plan.  All administrative expenses not paid by the Company are the responsibility of the Plan.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.                                     Significant Accounting Policies (continued)

Fair Value Measurement:  Topic ASC 820, “Fair Value Measurements and Disclosures”, establishes a consistent framework for measuring fair value under GAAP and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:                                                     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                                                     Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:                                                     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2010 and 2009.

HF Financial Corp. common stock: Valued at the closing price reported on NASDAQ under the symbol of “HFFC”.

Mutual funds and money market mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Collective investment funds: Valued based on the value of the underlying assets held in the fund managed.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.                                     Significant Accounting Policies (continued)

Unitized stock fund:  Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3.                                     Investments

The following presents the fair value of the investments that represent 5% or more of the Plan’s net assets as of June 30, 2010 and 2009.

	2010	2009

HF Financial Corp. common stock	$—	$901,720
Unitized stock fund
HF Financial Corp. Stock Fund	806,716	—
Collective investment funds
LifeStyle Moderate Growth Strategy	2,028,695	—
ABN AMRO (Stable Value Fund at fair value)	1,657,940	—
LifeStyle Aggressive Growth Strategy	1,073,682	—
LifeStyle Conservative and Growth Strategy	945,717	—
LifeStyle Income and Conservative	680,720	—
Funds individually less than 5% of Plan net assets	1,373,885	—
Mutual funds
Fidelity Contrafund	—	1,313,180
Dodge & Cox International Stock Fund	—	909,730
Vanguard 500 Index Fund	—	838,625
Vanguard Wellington Fund	—	712,351
Vanguard Interm. Term US Treasury	—	576,107
Legg Mason Value Trust Institutional Class Fund	—	477,170
Fidelity Low Priced Fund	—	437,093
Funds individually less than 5% of Plan net assets	—	739,074
Money market mutual fund
Goldman Sachs Prime Obligation Fund	—	398,054
Other investments, at estimated fair value	36,996	35,034
	$8,604,351	$7,338,138

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

Participant directed investment in HF Financial Corp. common stock results from market purchase.  Effective February 18, 2010, the common stock is held in a unitized stock fund held by First Mercantile Trust Company.

During the year ended June 30, 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $472,225 as follows:

HF Financial Corp. common stock (including unitized stock fund)	$(159,576)
Mutual funds	875,293
Collective investment funds	(243,492)

$472,225

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2010:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Unitized stock fund
HF Financial Corp. Stock Fund	$—	$806,716	$—	$806,716
Collective investment funds
Growth funds	—	655,679	—	655,679
Fixed income funds	—	378,384	—	378,384
International funds	—	339,822	—	339,822
Asset allocation funds	—	4,728,814	—	4,728,814
Stable value fund	—	1,657,940	—	1,657,940
Participant loans	—	—	36,996	36,996
Total assets	$—	$8,567,355	$36,996	$8,604,351

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2009:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value

HF Financial Corp.
Common Stock	$901,720	$—	$—	$901,720
Mutual funds	6,254,897	—	—	6,254,897
Collective investment fund	—	146,487	—	146,487
Participant loans	—	—	35,034	35,034
Total assets	$7,156,617	$146,487	$35,034	$7,338,138

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended June 30, 2010:

For the year ended
Level 3 Assets, Participant loans	June 30, 2010

Balance, beginning of year	$35,034

Realized gains/(losses)	—

Unrealized gains/ (losses) related to instruments still held at the reporting date	—

Purchases, sales, issuances and settlements (net)	1,962

Balance, end of year	$36,996

Note 4.                                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 5.                                     Tax Status

Effective April 15, 2010, the Plan adopted a prototype plan document sponsored by Retirement Direct, LLC.  Retirement Direct, LLC received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Note 6.                                     Related Party and Party-In-Interest Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2010, the Plan paid administrative fees to the Trustee of $11,990.  Dividends paid into the Plan received from HF Financial Corp. common stock were $26,672, the common stock depreciation, including the unitized stock fund, totaled $(159,576) in fiscal year 2010.  Refer to Note 3 for detailed information pertaining to HF Financial Corp. common stock.  Certain Plan investments are units of collective investment funds managed by First Mercantile Trust Company.  First Mercantile Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Note 7.                                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.                                     Reconciliation to Form 5500

	2010	2009

Net assets available for plan benefits per the financial statements	$8,719,674	$7,408,437
Amounts allocated to withdrawing participants as of June 30, 2009	—	(10,448)

Net assets available for plan benefits per Form 5500	$8,719,674	$7,397,989

Benefits payments to participants per the financial statements	$612,272
Amounts allocated to withdrawing participants at June 30, 2009	(10,448)

Benefit payments to participants per Form 5500	$601,824

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 9.                                     Subsequent Events

Effective July 1, 2010, the Plan was amended and restated to allow for in-service withdrawals at age 59 1/2.

The plan has evaluated subsequent events through December 2, 2010, the date which the financial statements were to be issued.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year

EIN: 46-0418532                                                                               PN: 002

June 30, 2010

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,		Current
	lessor or similar party	par, or maturity value	Cost	Value

*	HF Financial Corp.	HF Financial Corp. Stock Fund	N/A	$806,716
*	First Mercantile	American Funds Amcap	N/A	92,485
*	First Mercantile	Pimco Total Return Instl	N/A	259,057
*	First Mercantile	Dodge & Cox International Stock Fund	N/A	287,097
*	First Mercantile	Vanguard 500 Index Fund	N/A	105,478
*	First Mercantile	iShares MSCI EAFE Index ETF	N/A	52,725
*	First Mercantile	Vanguard GNMA	N/A	74,752
*	First Mercantile	Vanguard Midcap Index	N/A	149,270
*	First Mercantile	Vanguard Growth Index	N/A	72,517
*	First Mercantile	Vanguard Total Bond Market Index	N/A	44,575
*	First Mercantile	T. Rowe Price Growth Value	N/A	74,394
*	First Mercantile	Vanguard Value Index	N/A	74,702
*	First Mercantile	Vanguard Small Cap Stock Index	N/A	86,833
*	First Mercantile	LifeStyle Income & Conservative	N/A	680,720
*	First Mercantile	LifeStyle Conservative Growth Strategy	N/A	945,717
*	First Mercantile	LifeStyle Moderate Growth Strategy	N/A	2,028,695
*	First Mercantile	LifeStyle Aggressive Growth Strategy	N/A	1,073,682
*	First Mercantile	ABN AMRO (Stable Value)	N/A	1,693,506
*	Participant Loans	Participant Note Receivable various rates & maturities	—	36,996

	Total Investments		$—	$8,639,917

* Known to be a party-in-interest to the Plan.

N/A — Not applicable for participant directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 15, 2010	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Darrel L. Posegate
Darrel L. Posegate, President

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm